

September 20, 2011

Via Facsimile
Mr. Juanming Fang, Chief Executive Officer
Emo Capital Corp.
115 He Xiang Road
Bai He Village, Qing Pu
Shanghai, China 200000

> **Re:** **Emo Capital Corp.**
> **Form 10-K/A for the Fiscal Year Ended July 31, 2010**
> **Filed August 8, 2011**
> **Form 10-Q for the Fiscal Quarter Ended April 30, 2011**
> **Filed June 23, 2011**
> **Form 10-Q/A for the Fiscal Quarter Ended April 30, 2010**
> **Filed August 8, 2011**
> **Form 10-Q/A for the Fiscal Quarter Ended January 31, 2011**
> **Filed August 8, 2011**
> **File No. 000-54291**

Dear Mr. Fang:

We have reviewed your letter dated June 10, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated April 22, 2011.

General

1.   We reissue prior comment 1; the statement included in your response varies from the language requested. In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K/A for the Fiscal Year Ended July 31, 2010 Filed August 8, 2011

Item 9A. Controls and Procedures

Change in Internal Control

2.   We reissue prior comment 3; you have not disclosed whether there has been any change to your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 or 15d-15 that occurred during the quarter ended July 31, 2010, that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K. Please revise in your amended filing.

Management's Annual Report on Internal Control Over Financial Reporting

3.   We reissue prior comment 4; you have not included management's conclusion regarding the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, or identified the framework used by your management to evaluate the effectiveness of your internal control over financial reporting. See Item 308 of Regulation S-K. Please revise in your amended filing. For guidance, refer to Section II.B. 3 of SEC Release No. 33-8238.

4.   We reissue prior comment 5; it is unclear from your response how you considered discussing the fact that you have not included management's report on internal control over financial reporting in your annual report for the fiscal year ended July 31, 2010, or how this impacted management's analysis and conclusions regarding the effectiveness of your disclosure controls and procedures in both your annual report and your subsequent filings. Please advise.

Item 12. Certain Relationships and Related Transactions

5.   We reissue prior comment 6; please disclose the date the loan was made and the amount of the loan outstanding as of the most practicable date. See Item 404(d) of Regulation S-K. In addition, please file a description of the material terms of the loan as an exhibit to your amended filing. For guidance, refer to Question 146.04 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended April 30, 2011 Filed June 23, 2011

Item 4. Controls and Procedures

6.   You have included a discussion of your disclosure controls and procedures and state that they are designed to operate at the reasonable assurance level. You have not, however, included the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K. Please file an amended Form 10-Q that includes the conclusions of your principal executive and principal financial officer regarding whether your disclosure controls and procedures were effective as of the end of the period covered by the report. If you choose to retain the "reasonable assurance" language, you should state clearly, if true, that your principal executive and principal financial officers (or persons performing similar functions) concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. For guidance, refer to Section II.F.4 of SEC Release No. 33-8238.

Form 10-Q/A for the Fiscal Quarter Ended April 30, 2010 Filed August 8, 2011

Item 4. Controls and Procedures

7.   We note that your principal executive and principal financial officer concluded that your disclosure controls and procedures were effective as of the end of the period covered by "this annual report." Please file an amended quarterly report on Form 10-Q for the fiscal quarter ended April 30, 2010 that contains the conclusions of your principal executive and principal financial officer, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures for the quarter ended April 30, 2010. See Item 307 of Regulation S-K.

Exhibit 31

8.   This certification varies from the language of Item 601(b)(31) of Regulation S-K by referring to "small business issuer" instead of "registrant." The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K. For guidance, refer to Section II.B.4 of SEC Release No. 33-8124. Please file a conforming certification with your amended Form 10-Q.

Exhibit 32

9.   Please revise the opening sentence of the Section 1350 certification to disclose that Mr. Fang is also your chief financial officer. In addition, Mr. Fang signed the certification solely in his capacity as your chief executive officer. Please revise the signature block of the certification to indicate that he is also your chief financial officer. See Exchange Act Rule 13a-14(b).

Form 10-Q/A for the Fiscal Quarter Ended January 31, 2011 Filed August 8, 2011

Item 4. Controls and Procedures

10.   Your response to prior comment 9 states that you would address the issues raised in prior comment 9 in future filings. Although you filed this amended quarterly report after making this representation, the second paragraph of this section still appears to be duplicative and unnecessary, and refers to "this annual report." Please advise.

        You may contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or Evan Jacobson, Attorney-Advisor, at (202) 551-3428 if you have questions regarding these comments. If you require further assistance thereafter, you may contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief